WAVE SERIES J PREFERRED STOCK TERMS

        1.    Securities.    Series J Convertible Preferred Stock (the "Preferred Stock") plus Warrants to purchase Class A Common Stock (the "Common Stock"). For each share of Preferred Stock purchased by an investor, the investor will also receive a warrant to purchase 20,000 shares of Common Stock at an exercise price equal to $.40. Each share of Preferred Stock will be convertible into 10,000 shares of common stock as described below.

        2.    Price.    Investors will pay an amount equal to $6,500 per share of Preferred Stock and the corresponding Warrants. This is based on a $4,000 per share liquidation value for each share of Preferred Stock plus an additional $.125 for each share of Common Stock issuable upon exercise of the corresponding Warrants.

        3.    Liquidation.    On liquidation/dissolution, the Preferred Stock will rank senior to the common stock and to any other series of preferred stock that may hereafter be designated by the board of directors as junior to the Preferred Stock. The liquidation value of a share of Preferred Stock will be $4,000 per share.

        4.    Dividends.    There will be no coupon or accruing dividend on the Preferred Stock. The Preferred Stock will participate on an as converted basis with respect to any dividends paid in respect of the Common Stock.

        5.    Conversion.    Each share of Preferred Stock shall be converted into 10,000 shares of common stock as follows:

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    At the election of the holder thereof at any time.

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    Automatically on the date on which the average closing price per share of Wave common stock for the 15 consecutive trading day period then ended equals or exceeds $1.00 per share.

        6.    Anti-Dilution.    There will be no anti-dilution protection in the Preferred Stock or Warrants (other than proportionate adjustments for stock splits and similar events).

        7.    Voting.    Prior to conversion, the Preferred Stock will have no voting rights other than consent rights in respect of modifications to the terms of the Preferred Stock.

        8.    Total Offering.    Up to $721,500.

        9.    Transfer Restrictions.    Prior to conversion, the Preferred Stock may not be assigned, sold or otherwise transferred without the prior written consent of Wave.

        10.    Definitive Documents.    The foregoing summary is qualified in its entirety by the definitive transaction documents.

        The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling David Olson or Devon Wygaerts at 415-925-0346.